UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly Held Company

CNPJ 02.429.144/0001-93

NOTICE TO THE MARKET

Dividend Distribution Policy

A CPFL Energia S.A. (“CPFL Energia” or “Company”), in compliance with the provisions of art. 157, paragraph 4° of the Brazilian Corporate Law and of CVM Ruling No. 358/02, hereby informs to its shareholders and to the market that its Board of Directors approved, at the meeting held on the date hereof, the adoption of a dividend distribution policy (“Dividend Policy”).

Such Dividend Policy determines that the Company should distribute annually, as dividends, at least 50% of the adjusted net income, in accordance with the Brazilian Corporate Law. Furthermore, the Dividend Policy sets out the factors that will influence the amount of the distributions, such as the Company’s financial conditions, its future prospects, the macroeconomic conditions, tariff reviews and adjustments, regulatory changes and the Company’s growth strategies, as well as other issues considered relevant by the Board of Directors and the shareholders. The Dividend Policy also highlights that certain obligations contained in the Company’s financial contracts may limit the amount of dividends and/or interest on own capital that may be distributed, provided that, according to the Company’s tax planning, it may be determined that the distribution of interest on own capital, in the future, is of the Company’s interest.

The approved Dividend Policy is merely indicative, with the purpose of signaling to the market the treatment that the Company intends to give to the distribution of dividends to its shareholders, having, therefore, a programmatic character, not binding upon the Company or its governing bodies.

The Company’s Dividend Policy is available for consultation at CVM’s website (http://sistemas.cvm.gov.br/?CiaDoc), as well as on the Company’s Investors Relations website (www.cpfl.com.br/ir).

Campinas, May 21, 2019

CPFL ENERGIA S.A.

YueHui Pan

Chief Financial and Investors Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 21, 2019

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.